UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 24, 2017 Conference Call – 3Q17

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 3Q17 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 4 5 6 7 9 10 11 12 8

Key Highlights 4 Indebtedness Leverage reduction to 3.28x in US$ (3.24x in R$), below financial policy limit Net debt at US$ 3.9 billion Cost of debt in dollars decrease to 3.5% p.a. Interest coverage ratio (LTM EBITDA/LTM net interest) of 5.4x(3) Pulp Market Operational Results 3Q17: Net revenues: R$2,844 million EBITDA: R$1,256 million EBITDA margin(1): 49% FCL(2): R$549 million LTM: Net revenues: R$10,226 million EBITDA: R$3,775 million EBITDA margin(1): 42% FCL(2) : R$1,576 million 8% increase on Fibria’s foreign net average price in dollars vs. 2Q17 Price increases made in the quarter fully implemented Fibria inventories at 51 days Scheduled and unscheduled downtimes above 1 million tons in 2H17 Horizonte 2 Start-up anticipated to August 23, 2017 Production of 124 thousand tons up to September 30, 53% above expected US$0.5 billion of capex to be disbursed and US$0.5 billion in funding to withdraw Total capex of US$2,2 billion and inside the fence capex of US$ 947/t (1) Not considering the effect of Klabin sales. (2) Not considering the capex related to Horizonte 2 Project, dividends and pulp logistics projects. (3) Calculation excludes capitalized interest.

Pulp Market 5 By region By end use Pulp sales(1) Hardwood inventories – in days(3) (1) Source: PPPC G100 – August/2017 (4) Considers Klabin volumes Pulp net revenues distribution – 3Q17(4) BHKP downtimes (‘000 t)(2) (3) Source: PPPC G100– August/2017. (2) Source: ABTCP, RISI e Fibria 8M17 vs. 8M16 4% 4% 4% -1% -2% -1% 12% 11% 4% 11% Avg=40 Total: 1,161 mt 53% 30% 17% Tissue Printing & Writing Specialties 34% 24% 33% 9% Europe North America A sia Latam 906 kt - 25 kt 805 kt 215 kt 47 kt - 55 kt 373 kt Total North America Western Europe China Other BHKP BEKP 571 kt 206 kt - 89 kt 36 33 35 37 39 41 43 45 47 49 Jan-13 Mar-13 May-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14 Apr-14 Jun-14 Aug-14 Oct-14 Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 Dec-16 Feb-17 Apr-17 Jun-17 Aug-17 0 100 200 300 400 500 1Q17 2Q17 3Q17 4Q17 Unscheduled Scheduled

3Q17 Results 6 EBITDA (R$ million) and EBITDA margin (%) – Sensibility to FX EBITDA (R$ million) EBITDA margin(3) Average FX (R$/US$) Average net price (US$/t) Pulp production and sales(1) (‘000 t) Net revenues(2) (R$ million) 2.27 3.54 3.25 3.16 Avg. FX (1) Sales include Klabin volumes. (2) Includes Klabin volumes. (3) Not considering the effect of Klabin sales. Klabin Volume H2 37% 36% 37% 45% 49% 487 481 499 557 604 1,746 2,790 2,300 2,844 3Q14 3Q15 3Q16 3Q17 1,345 1,275 1,311 1,449 1,372 1,298 1,442 1,475 3Q14 3Q15 3Q16 3Q17 Production Sales 758 804 644 1,071 1,256 3Q16 4Q16 1Q17 2Q17 3Q17 3.25 3.29 3.15 3.22 3.16

Cash Production Cost (R$/t) – 3Q17 7 UDM IPCA: 2.5% FX: -2.5% Cash production cost ex-downtimes (R$/t) -8% 3Q17 vs. 3Q16 Cash production cost (R$/t) Utilities result: 3Q16: R$8/t 2Q17: R$27/t 3Q17: R$44/t 328 Avg distance (km): 260 -8% -2% 638 624 610 (14) 13 8 (2) (38) 5 3Q16 Scheduled downtime 3T16 w/o downtimes Inflation Price effect over inflation (chemicals and energy) FX Energy sales Other 3Q17 660 610 (34) 2 (19) 3 2Q17 Wood Inflation/FX Energy sales Other 3Q17 624 660 610 638 660 610 3Q16 2Q17 3Q17 Downtimes impact Cash production cost ex-downtimes

3Q17 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period (2) LTM EBITDA/LTM net interest Interest gross expense Average cost in US$ (% p.a.) Net debt (million) and leverage Interest expense/revenue (US$ million) and interest coverage Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on financial investments Gross debt and cash position (million) CRA H2 CRA H2 H2 CRA H2 CRA Average maturity (in months) Cost of debt in US$(1) and debt maturity Interest coverage (x)(2) CRA CRA 473 414 408 350 268 200 144 209 326 96 143 108 78 45 39 39 59 107 2009 2010 2011 2012 2013 2014 2015 2016 UDM 3Q17 12,604 12,238 3,810 3,863 Jun/17 Sep/17 R$ US$ 3.3 3.7 3.5 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 3.85 3.24 3.75 3.28 18,788 19,051 5,679 6,014 Jun/17 Sep/17 Gross debt R$ US$ 6,184 6,813 1,869 2,151 Jun/17 Sep/17 Cash position R$ US$ 49 55 54 3Q16 2Q17 3Q17 2.7 5.1 4.1 4.3 5.8 7.3 15.4 7.2 5.4 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) H2 Capex(2): (3) Capex to be executed (cash) related to Horizonte 2 project. (4) Related to the agreement with Klabin. Funding Horizonte 2 (US$ billion) (1) Not including US$101 million related to MtM of hedging transactions. (2) Financial execution of US$1,688 million (cash) capex up to Sep/2017. FX (R$/US$) 3.33. Funds withdrawn until Sep. 30, 2017. Contracted funds to be withdrawn 210 302 0.25 Horizonte 2 Project US$2.2 bi Capex to be executed(3): US$0.51 bi Funding to be withdrawn: US$ 0.47 bi 0.26 M excess cash 2,047 596 2,642 138 581 957 827 665 628 642 721 114 39 703 Liquidity 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and other Cash on hand (1) Revolver 0.41 1.99 0.21 0.37 0.17 0.47 0.12 Pre-payment CRA BNDES FDCO ECA Working capital (4) Total 0.1 - 2017 0.2 - 2018 0.42 0.10 3Q15 3Q15 2Q17 0.41 2.46 0.1 – 2018 4Q17

Net income (R$ million) – 3Q17 10 (1) 1,256 743 464 258 (149) (538) (394) (156) Adjusted EBITDA ? FX debt ? MtM hedge Net interest Deprec., amortiz. and depletion Income taxes Others Net income ? Non - recurring effects (1) Includes other Exchange rate/ monetary variations , other financial income / expense and other operating income / expenses . ?

Free Cash Flow – FCF(1) 3Q17 and LTM (R$ million) 11 3Q17 UDM 3Q17 Not considering Horizonte 2 capex (3Q17: R$772 mn LTM: R$3,323 mn), pulp logistics projects (3Q17: R$14 mn) LTM: R$36 mn) and dividends (LTM: R$397 mn). Mainly related to working capital release from Klabin’s agreement FCL yield at 7% (R$ and US$) 1,256 549 (519) (209) 32 (9) 1 Adjusted EBITDA Capex (ex-H2 e logistics projects) Net interest Working capital Income Taxes Other FCL 3,775 1,576 (2,100) (706) 648 (43) 2 Adjusted EBITDA Capex (ex-H2 e logistics projects) Net interest Working capital(2) Income Taxes Other FCL

Horizonte 2 Production

Fibria


Digester feeding
Actual
Expected
828
1543
1331
330
1866
1207
2550
1858
3872
3517
4478
3933
2195
3523
4079
3623
4403
5224
1460
2886
3930
4819
4115
5737
4984
3857
4205
5432
5115
1º 2º 3º 4º 5º 6º 7º 8º 9º 10º 11º 12º 13º 14º 15º 16º 17º 18º 19º 20º 21º 22º 23º 24º 25º 26º 27º 28º 29º 30º 31º 32º 33º 34º 35º 36º 37º 38º 39º
Aug. 23
Sep. 30

(status: 09/30/2017)

Actual	124 th. tons	+53 %
Expected	81 th. tons	

Capex (R$ billion)(1)

Acc. up to 3Q17	To be disbursed			Total
	4Q17	1Q18	2Q18	
5.6	0.7	0.9	0.1	7.3

Ap. Taboado Intermodal Terminal



(1) Capex execution – cash basis. (2) At end of September. (3) BRL/USD: 3.33

12

13 Relações com Investidores: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO